FLAMEL TECHNOLOGIES S.A.

EXHIBIT 99.2

Flamel Technologies Announces Initiation of Phase III trial for Micropump Formulation of a GlaxoSmithKline Product

     Lyon, France, September 16, 2004 Flamel Technologies (NASDAQ:FLML) announced today that GSK has initiated Phase III clinical trials of a major, currently-marketed, GSK drug utilizing Flamel’s Micropump® formulation.

     Gerard Soula, PhD., founder, president and chief executive officer of Flamel, said, “We are very excited to be moving forward on this important project with GSK. The initiation of Phase III trials is an important indication of the success we have achieved with this product, and with our Micropump® technology generally. We hope that the results of these trials will further demonstrate the potential of our Micropump® technology.”

     Flamel’s Micropump® technology was licensed to GSK for this drug in March, 2003.

     Pursuant to the license, Flamel will receive a milestone of $2 million, which will be recognized in the third quarter of 2004.

     Concurrently with this release, Flamel is also announcing today by separate releases two additional matters; the termination of its license agreement for Flamel’s Medusa® formulation of long-acting insulin with Bristol-Myers Squibb Company; and the execution of a new license agreement with Tap Pharmaceutical Products Inc. for a long-acting Micropump® formulation of lansoprazole, the active ingredient in Tap’s product Prevacid®.

     A conference call will be held at 8:00 a.m. Eastern Time on September 17, 2004 to discuss the matters contained in the three press releases. The dial-in number is 800-374-1498 (706-634-7261 from outside the USA and Canada). The pass code is 9986675.

     Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste- masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

     This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2003.